06012316

RECEIVED

2006 APR -7 P 3: 26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Bengt Kvarnbäck, Business Area President, Compressor Technique
+32 3 870 21 10

Joanna Canton, Media Relations Manager
+44 (0)1442 222 312 or +44 (0)7971 650 115

SUPPL

Atlas Copco receives breakthrough order from Chinese fertilizer industry

Stockholm, Sweden, April 4, 2006: Atlas Copco has won a breakthrough contract for compressors from a Chinese fertilizer producer. The compressors are for the Qinghai Salt Lake Industry Group Co. Ltd. in Golmud, China and the machines will be used in several of the plant's process cycles. The order has a value of more than MSEK 65 (MEUR 7).

The Qinghai Salt Lake Industry Group Co. Ltd. is China's largest producer of potash fertilizer. The Golmud facility also produces ammonia and will, in the future, also produce other chemical products.

Atlas Copco will deliver three customized machines to the Qinghai Salt Lake Industry Group: a six-stage compressor for the main air supply, a five-stage compressor used for the hydrogen feed cycle, and a four-stage ammonia compressor. The machines will have to operate in difficult conditions as the plant is located at an altitude of 2 600 meters and near a salt lake.

"By winning the contract, Atlas Copco is once again demonstrating its ability to build customized compressors meeting highly specialized customer requirements," says Bengt Kvarnbäck, President of Atlas Copco's Compressor Technique business area.

The order, won by Atlas Copco's Gas and Process division, strengthens Atlas Copco's position in Asia.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600). Learn more on www.atlascopco.com.

Gas and Process is a division within Atlas Copco's Compressor Technique business area. It is responsible for development, manufacturing and sales of large, customized gas and process compressors and turbo expanders, and their respective aftermarket products. The division's products are used primarily by the oil and gas, chem/petrochemical process and power industries, and also by industries that specialize in gas production through air separation. The division is headquartered in Cologne, Germany and has worldwide sales, service and application center resources. More information is available on www.atlascopco.com.

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